UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 000-31167

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genencor International, Inc. Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genencor International, Inc.

925 Page Mill Road
Palo Alto, California 94304

Genencor International, Inc.
Employee Stock Purchase Plan
Index to Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genencor International, Inc.
Employee Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and the related statements of changes in plan equity present fairly, in all material respects, the financial position of Genencor International, Inc. Employee Stock Purchase Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the results of its operations and changes in plan equity for the years ended December 31, 2004, 2003, and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

On January 27, 2005, the Plan was amended pursuant to the terms of the acquisition agreement as described in Note 5. Upon the consummation of the merger, the Plan is scheduled to terminate in accordance with the terms as described in Note 5.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Jose, California
March 30, 2005

Genencor International, Inc.
Employee Stock Purchase Plan
Statement of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets
Receivable from Genencor International, Inc.	$954,938	$864,662

Total assets	$954,938	$864,662

Liabilities and Plan Equity
Distribution due to Plan participants	$954,938	$864,662
Plan equity	—	—

Total liabilities and plan equity	$954,938	$864,662

The accompanying notes are an integral part of the financial statements.

Genencor International, Inc.
Employee Stock Purchase Plan
Statement of Changes in Plan Equity
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Addition:
Participant contributions	$1,786,678	$1,531,791	$1,516,397
Deductions:
Withdrawals	6,395	19,549	10,630
Due to active participants	1,780,283	1,512,242	1,505,767

Total deductions	1,786,678	1,531,791	1,516,397

Net increase/(decrease) in plan equity	—	—	—
Plan equity — beginning of year	—	—	—

Plan equity — end of year	$—	$—	$—

The accompanying notes are an integral part of the financial statements.

Genencor International, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2004

1. Plan Description

The following description of the Genencor International, Inc. Employee Stock Purchase Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

On March 13, 2001, the Board of Directors of Genencor International, Inc. (the “Company”) adopted the Plan. The Plan was approved by the Company’s stockholders at the Annual Meeting of Stockholders on May 3, 2001 and became effective as of March 13, 2001. A committee appointed by the Company’s Board of Directors (the “Plan Administrator”) administers the Plan. Two million shares were originally reserved and available for purchase under the Plan. In 2004, 62,190 shares of Company common stock, at a purchase price of $13.35 and 64,103 shares of Company common stock, at a purchase price of $13.41 were purchased pursuant to the Plan. In 2003, 83,539 shares of Company common stock, at a purchase price of $8.46 and 92,328 shares of Company common stock, at a purchase price of $7.66 were purchased pursuant to the Plan.

The purpose of the Plan is to provide a method by which eligible employees may purchase shares of Company common stock by payroll deduction and at favorable prices. The Plan is intended to comply with Section 423 of the Internal Revenue Code of 1986 (the “Code”), as amended. To participate in the Plan, an individual must be an employee of the Company when an offering period commences who has customary employment for more than 20 hours per week and for more than 5 months per calendar year.

There are two offering periods. The first offering period begins on January 1st and ends on June 30th of each year and the second offering period begins on July 1st and ends on December 31st of each year. The purchase price per share of common stock offered under the Plan for an offering period is the lesser of 85 percent of the Market Value of a share determined as of the first day of the offering period or 85 percent of the Market Value of a share determined as of the last day of the offering period. The Market Value of a share is defined as the average of the high and low trade price for the Company’s common stock on the Nasdaq Stock Market on the applicable date.

Plan participants may elect to contribute any whole percentage from 1% up to and including 15% of their base pay rate. A participant may reduce (but not increase) his or her rate of payroll withholding during an offering period at any time prior to the end of such offering period. Participant contributions may be used to purchase no more than 1,000 shares during any offering period. The Company holds contributions until the end of the offering period at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants’ payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes. Any remaining contributions, after the purchase of whole shares, are carried over into the next offering period.

No participant has a right to purchase shares of Company common stock under the Plan if (a) such participant, immediately after electing to purchase such shares, would become the owner of 5% or more of the outstanding common stock of the Company or (b) the rights of such participant to purchase Company common stock under the Plan would accrue at a rate that exceeds $25,000 of Market Value of common stock for each calendar year for which such rights are outstanding at any time.

A Plan participant may, at any time and for any reason, cancel his or her payroll deduction authorization. In such event, the participant can elect to have the entire balance refunded in cash without interest or be used to complete the purchase of shares. Upon a Plan participant’s termination of employment, any remaining contributions are refunded. If a Plan participant’s employment terminates due to death, the participant’s beneficiary may elect to withdraw any remaining contributions or proceed with the purchase of the stock (with remaining amounts after such purchase being returned to the beneficiary).

The Board of Directors of the Company has the right to amend, modify or terminate the Plan at any time. However, they may not, without approval of the Company’s stockholders, increase the maximum number of shares authorized for issuance under the Plan, increase the number of shares that may be purchased under the Plan by an individual participant, reduce the applicable options price per share or otherwise make any material change that would cause the Plan not to meet the requirements of Section 423 of the Code and the regulations in effect from time to time thereunder. Amendments and modifications to the Plan may also be subject to stockholder approval requirements as adopted by the Nasdaq Stock Market.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Federal Income Tax Status

The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends) will be taxable to a Plan participant until disposition of the shares of Company common stock purchased under the Plan. Upon the disposition of his or her shares of Company common stock acquired under the Plan, the Plan participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period. Dividends received on shares held by the Plan on behalf of a participant are taxable to the participant as ordinary income. Therefore, the Plan does not provide for income taxes.

4. Administrative Expenses

All administrative costs incurred by the Plan are paid by the Company.

5. Subsequent Events and Plan Amendments

On January 27, 2005, the Company entered into an Acquisition Agreement (the “Acquisition Agreement”) with Danisco A/S (“Danisco”) and DH Subsidiary Inc., an indirect wholly-owned subsidiary of Danisco (“Acquisition Sub”), providing for a cash tender offer (the “Offer”) to acquire all of the Company’s outstanding shares of common stock not otherwise owned by Danisco or its subsidiaries for $19.25 per share, net to the seller in cash, to be followed by a merger (the “Merger”) of Acquisition Sub with and into the Company, with the Company to continue as the surviving corporation.

In connection with the Acquisition Agreement, Danisco has entered into a definitive stock purchase agreement (“Stock Purchase Agreement”) with Eastman Chemical Company (“Eastman”) under which Danisco has agreed to acquire all of the outstanding shares of the Company’s common stock held by Eastman for $15 per share in cash and all of the outstanding shares of the Company’s series A preferred stock held by Eastman for $44 million in cash. In the Stock Purchase Agreement, Eastman has agreed not to tender in the Offer the shares of the Company’s common stock held by Eastman.

The Acquisition Agreement is subject to certain conditions, including the tender of a majority of the outstanding shares of the Company’s common stock other than those held by Danisco, Eastman, the officers and directors of the Company and its subsidiaries and the respective affiliates of each of the foregoing, receipt of regulatory approvals and other conditions set forth in the Acquisition Agreement. Subject to those conditions, the Company currently expects the acquisition to be completed by May 31, 2005.

Pursuant to the terms of the Acquisition Agreement, the Plan was amended effective January 27, 2005. Among other things, the amendment provided that, upon the consummation of the Merger, (a) no shares of the Company’s common stock may be purchased under the Plan, (b) no further payroll deductions for participants may be made and any participant having a credit balance in his or her payroll deduction account shall have the right to receive a lump sum cash payment and (c) the Plan shall terminate when the last payment described in (b) above has been made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Genencor International, Inc. Employee Stock Purchase Plan
	By:	Genencor International, Inc.,
Employee Stock Purchase Plan Committee

Date: March 30, 2005	By:	/s/ Raymond J. Land
Raymond J. Land
Senior Vice President and Chief Financial Officer Genencor International, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm